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Shane Tintle

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4526 tel 212 701 5526 fax shane.tintle@davispolk.com

FOIA Confidential Treatment Request

Pursuant To Rule 83 By Signify Health, Inc.

January 27, 2021

Re:	Signify Health, Inc.
Registration Statement on Form S-1
File No. 333-252231

Mr. Jason L. Drory

Ms. Mary Beth Breslin

Ms. Kristin Lochhead

Mr. Kevin Vaughn

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Dear Mr. Drory and Ms. Lochhead:

On behalf of our client, Signify Health, Inc., a Delaware corporation (the “Company”), we are submitting this letter and accompanying materials on a supplemental basis in response to comment #10 contained in the letter of the Staff dated December 22, 2020 in order to facilitate the review by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission of the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

We hereby advise the Staff that based on information currently available and current market conditions, the Company intends to offer its Class A common stock utilizing a preliminary price range where the low end of the range is $16.00 per share and where the high end of the range is $18.00 per share (the “Indicative Price Range”). The anticipated price range and offering size remain subject to change. However, the Company believes that the Indicative Price Range will not be subject to significant change. The Company expects to include a bona fide estimated price range, as required by Item 501(b) of Regulation S-K, in an amendment to the Registration Statement to be filed prior to the commencement of the roadshow.

SGFY-1

Mr. Jason L. Drory Division of Corporation Finance U.S. Securities and Exchange Commission	SGFY- 2	January 27, 2021

Signify Health, Inc. was formed as a Delaware corporation on October 1, 2020 and has not, to date, conducted any activities other than those incident to its formation, the preparation for the reorganization transactions described in the Registration Statement and the preparation of the Registration Statement. Therefore, the discussion below focuses on the historical practices of Cure TopCo, LLC, which will become the main operating subsidiary of Signify Health, Inc. following the consummation of the reorganization transactions described in the Registration Statement. The term “Company” as used herein refers to both Signify Health, Inc. and Cure TopCo, LLC. The response and information below are based on information provided to us by the Company.

To facilitate the Staff’s review, we supplementally submit as Exhibit A hereto a selection of changed pages to the Registration Statement reflecting the above referenced Indicative Price Range as well as the inclusion of preliminary fiscal year 2020 financial results and certain other updates. The enclosed pages are marked to indicate changes from the Registration Statement filed on January 19, 2021.

Overview

As indicated above, the Company preliminarily estimates the Indicative Price Range to be $16.00 to $18.00 per share of Class A common stock for its initial public offering (the “IPO”). For purposes of comparison, the Indicative Price Range contemplates a total equity value on a pre-IPO basis of approximately $[***] million to $[***] million. As is typical in initial public offerings, the Indicative Price Range was not derived using a formal determination of fair value but was determined by discussions between the Company and the underwriters. The Indicative Price Range was determined based, in large part, on input from the underwriters and subsequent discussions among the board of directors of the Company (the “Board”) and senior management of the Company. The price range noted above is subject to further revision based on market conditions, business developments and other factors.

The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment. However, the Company believes that, barring significant unforeseen events, the foregoing Indicative Price Range will not be subject to significant change.

Among the factors that were considered in setting the Indicative Price Range were the following:

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•	the Company’s financial condition and prospects;

FOIA Confidential Treatment Request

Pursuant to Rule 83 by Signify Health, Inc.

Mr. Jason L. Drory Division of Corporation Finance U.S. Securities and Exchange Commission	SGFY- 3	January 27, 2021

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•	recent performance of IPOs of companies in the healthcare sector and the equity price of comparable companies, notably Oak Street Health, One Medical, Progyny and Accolade; and

•	an analysis of the typical valuation ranges seen in recent IPOs for companies in the Company’s industry.

Historical Fair Value Methodologies and Equity-Award Grants since December 31, 2018

Historically, the Company has issued equity-based awards in the form of Class B incentive units and Class C incentive units of Cure Aggregator, LLC, which correspond to Class B units and Class C units issued by Cure TopCo, LLC to Cure Aggregator, LLC. Awards of Class B incentive units and Class C incentive units are intended to be profits interest units for federal income tax purposes. The Class B units and the Class C units of Cure TopCo, LLC held by Cure Aggregator, LLC in respect of the incentive units have no voting rights. The Company’s discussion of its incentive unit-based compensation in the Registration Statement is primarily contained in Note 14. Member’s Equity to the Company’s audited consolidated financial statements as of and for the years ended December 31, 2019 and 2018 and Note 14. Member’s Equity to the Company’s unaudited consolidated financial statements as of September 30, 2020 and for the nine months ended September 30, 2020 and 2019.

The fair value of the incentive units are estimated based on a Monte Carlo option pricing simulation. The equity value of the Company represents a key input for determining the fair value of the incentive units. As there has been no public market for the Company’s equity units, the estimated fair value of the Company has been determined by the Board as of the date of each grant, with input from management and the Board’s assessment of objective and subjective factors that it believed were relevant based on the information known to the Company and the Board on the date of such grant.

These objective and subjective factors include:

•

contemporaneous valuations performed by third-party valuation firms, which were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation;

FOIA Confidential Treatment Request

Pursuant to Rule 83 by Signify Health, Inc.

Mr. Jason L. Drory Division of Corporation Finance U.S. Securities and Exchange Commission	SGFY- 4	January 27, 2021

•

the total equity value implied by the Remedy Partners Combination in November 2019, which was deemed to be an arm’s-length transaction as the 49% minority holders in Remedy Partners had the right to veto the transaction;

•

the rights and preferences of the units of Cure TopCo, LLC held by Cure Aggregator, LLC in respect of the incentive units relative to those of the voting equity units of Cure TopCo, LLC, including vesting terms, rights to distributions and voting rights;

•	the lack of marketability of the Company’s equity units;

•	the Company’s actual operating and financial performance;

•	current business conditions and projections;

•	the Company’s stage of development;

•	the likelihood of achieving a liquidity event, such as an initial public offering or a merger or acquisition of the Company’s business given prevailing market conditions;

•	an analysis of initial public offerings and the market performance of comparable publicly-traded companies; and

•	U.S. market conditions.

Prior to 2020, the Company did not have any immediate plans to pursue an IPO and performed semi-annual 409A valuations or relied upon independent valuations as described below under “—Incentive Unit Grants.” Beginning with the first quarter of 2020, the Company performed 409A valuations quarterly.

With respect to its 409A valuations, for purposes of estimating the Company’s equity value, management, with the assistance of the third-party valuation reports, used a combination of the market approach and the income approach. Management used a combination of these standard valuation techniques rather than picking just one overall approach, as it believes that the market approach on its own provides a less reliable evaluation of the fair value than an income approach because such an approach relies solely on data and trends of companies in similar market segments with similar characteristics. By contrast, the income approach incorporates management’s best estimates of future performance based on both company and industry-specific factors and incorporates management’s long-term strategy for positioning and operating the business.

For the market approach, the Company utilized the guideline company method by selecting certain companies that it considered to be the most comparable to it in terms of size, growth,

FOIA Confidential Treatment Request

Pursuant to Rule 83 by Signify Health, Inc.

Mr. Jason L. Drory Division of Corporation Finance U.S. Securities and Exchange Commission	SGFY- 5	January 27, 2021

profitability, risk and return on investment, among others. The Company then used these guideline companies to develop relevant market multiples and ratios. The market multiples and ratios were applied to the Company’s financial projections based on assumptions at the time of the valuation in order to estimate the Company’s total equity value. Since there is not an active market for the Company’s equity units, a discount for lack of marketability was then applied to the resulting value.

For the income approach, the Company performed discounted cash flow analyses utilizing projected cash flows, which were discounted to the present value in order to arrive at a total equity value. The key assumptions used in the income approach include management’s financial projections which are based on highly subjective assumptions as of the date of valuation, a discount rate, and a long-term growth rate.

Incentive Unit Grants

The Company has advised us that it has granted incentive units during the period from December 31, 2018 through the date of this letter as set forth in the table below. The Class B incentive units were issued with a floor price per unit derived from the equity value used. The Class C incentive units were issued with a floor price based on the equity value used and without any specific floor price per unit.

Date	Class of Units Awarded	# Units Awarded	Floor Price / Unit	Equity Value Used (in millions)	Fair Value Per Unit	Grant Date Fair Value	Date of Valuation
01/29/2019	Class B	10,000	$[***]	$[***]	$72.12	$721,200.00	10/01/2018
03/05/2019	Class B	500	$[***]	$[***]	$72.12	$36,060.00	10/01/2018
03/13/2019	Class B	7,500	$[***]	$[***]	$36.47(1)	$273,525.00	03/13/2019
06/24/2019	Class B	5,324	$[***]	$[***]	$36.47(1)	$194,166.28	03/13/2019
06/24/2019	Class B	15,500	$[***]	$[***]	$82.45	$1,277,975.00	03/13/2019
07/12/2019	Class B	10,000	$[***]	$[***]	$82.45	$824,500.00	06/30/2019
10/21/2019	Class B	24,500	$[***]	$[***]	$82.45	$2,020,025.00	06/30/2019
10/28/2019	Class B	7,500	$[***]	$[***]	$82.45	$618,375.00	06/30/2019
02/14/2020	Class C	307,534	N/A	$[***](2)	$72.50	$22,296,215.00	11/26/2019
05/21/2020	Class C	5,045	N/A	$[***]	$67.44(3)	$340,234.80	11/26/2019
08/05/2020	Class C	23,632	N/A	$[***]	$85.97	$2,031,643.04	06/30/2020
09/17/2020	Class C	5,250	N/A	$[***]	$85.97	$451,342.50	06/30/2020
12/01/2020	Class C	2,210	N/A	$[***]	$123.11	$272,073.10	09/30/2020

(1)

The awards granted in March 13, 2019 and the first set of awards granted on June 24, 2019 were issued with different terms and conditions as compared to the second set of awards granted on June 24, 2019, resulting in a higher floor price and lower fair value per unit for such grants.

FOIA Confidential Treatment Request

Pursuant to Rule 83 by Signify Health, Inc.

Mr. Jason L. Drory Division of Corporation Finance U.S. Securities and Exchange Commission	SGFY- 6	January 27, 2021

(2)

As described in more detail below under “—February and May 2020 Grants Based on 11/26/2019 Valuation,” the increase in equity value between the 06/30/2019 valuation and the 11/26/2019 valuation was due to the Remedy Partners Combination, which occurred at an implied equity value for Remedy Partners of approximately $[***] million.

(3)

As described in more detail below under “—February and May 2020 Grants Based on 11/26/2019 Valuation,” the Company prepared a 409A valuation as of March 31, 2020 that was lower than the equity value implied by the Remedy Partners Combination. Due to the significant uncertainty relating to the COVID-19 pandemic, the Board determined that it was appropriate to issue the incentive units in May 2020 at the higher valuation from November 26, 2019, which resulted in a lower fair value per unit issued.

January and March 2019 Grants Based on 10/01/2018 Valuation

The equity value used for the grants on January 29, 2019 and March 5, 2019 was based on a valuation prepared by New Mountain, the Company’s controlling shareholder, during October 2018, when the grants were approved by the Board. The grants were approved in October 2018 and were issued on January 29, 2019 and March 5, 2019, respectively.

March and June 2019 Grants Based on 03/13/2019 Valuation

The equity value used for the grants on March 13, 2019 and June 24, 2019 was based on a valuation prepared by New Mountain with input from an independent third party at the time of the TAV Health acquisition. The incentive units issued on March 13, 2019 and the first set of incentive units issued on June 24, 2019 were issued to employees of TAV Health that remained employed by the Company following the acquisition. The second set of incentive units issued on June 24, 2019 were issued to existing employees of the Company in the ordinary course.

July and October 2019 Grants Based on 06/30/2019 Valuation

The equity value used for the July 2019 and October 2019 grants was determined by management, with the assistance of a third-party valuation report as of 06/30/2019. Due to the short amount of time between the grant dates and the valuation date and the lack of individual events that would have resulted in a significant increase to the equity value of the Company when those units were granted, the Company determined in its 409A valuation that the equity value had not moved since the previous valuation in March 2019 prepared by New Mountain in connection with the TAV Health acquisition.

February and May 2020 Grants Based on 11/26/2019 Valuation

The equity value used for the February 2020 and May 2020 grants was determined based on the equity value implied by the Remedy Partners Combination, which occurred on November 26, 2019 and which was an arm’s-length transaction between sophisticated investors as the 49%

FOIA Confidential Treatment Request

Pursuant to Rule 83 by Signify Health, Inc.

Mr. Jason L. Drory Division of Corporation Finance U.S. Securities and Exchange Commission	SGFY- 7	January 27, 2021

minority holders in Remedy Partners had the right to veto the transaction. Due to the short amount of time between the February 2020 grant date and the valuation date and the lack of individual events that would have resulted in a significant increase to the equity value of the Company when those units were granted, the Company determined that the equity value implied by the Remedy Partners Combination remained appropriate at the grant date. The significant increase in the estimated total equity value of the Company between June 30, 2019 and November 26, 2019 reflects the combined business of Cure TopCo, LLC and Remedy Partners, which occurred at an implied equity value for Remedy Partners of approximately $[***] million.

With respect to the May 2020 grant date, the Company performed a 409A valuation as of March 31, 2020. Due to the significant impact of the COVID-19 pandemic on financial markets at the end of March 2020 and the significant uncertainty regarding the effect the pandemic would have on the Company and the broader economy overall, the Company’s 409A valuation as of such date was lower than the equity value implied by the Remedy Partners Combination. Due to the significant uncertainty at the grant date regarding the effect of the COVID-19 pandemic, the Board determined that it was appropriate to issue the incentive units in May 2020 at the higher valuation from November 26, 2019.

August and September 2020 Grants Based on 06/30/2020 Valuation

The equity value used for the August and September 2020 grants was based on the Company’s quarterly 409A valuation performed as of June 30, 2020. Due to the proximity of the grant date to the Remedy Partners Combination, the lack of individual events that would have resulted in a significant increase to the equity value of the Company when those units were granted and the continued uncertainty as of June 30, 2020 with respect to the impact of the COVID-19 pandemic on the Company, the Company’s 409A valuation determined that the equity value of the Company as of June 30, 2020 remained the same as its value as of the time of the Remedy Partners Combination.

December 2020 Grants Based on 09/30/2020 Valuation

The equity value used for the December 2020 grants was based on the Company’s most recent quarterly 409A valuation performed as of September 30, 2020. The increase in the estimated equity value of the Company between June 30, 2020 and September 30, 2020 reflects the Company’s recovery from COVID-19 during the third quarter of 2020, as well as a decreased discount for lack of marketability as the Company had engaged advisors to pursue an IPO in August 2020.

FOIA Confidential Treatment Request

Pursuant to Rule 83 by Signify Health, Inc.

Mr. Jason L. Drory Division of Corporation Finance U.S. Securities and Exchange Commission	SGFY- 8	January 27, 2021

Indicative Price Range

•

Unlike the valuation methodologies used in connection with the Company’s historical equity issuances, the Indicative Price Range does not take into account the potential for alternative outcomes that could yield lower valuations, such as a sale transaction at differing valuations or the Company continuing as a private, stand-alone entity, among other outcomes.

•

The Indicative Price Range represents a future price for shares of common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the incentive units appropriately represents a contemporaneous estimate of the fair value of equity units of the Company that were then illiquid and might never become liquid. Even if an IPO were to be successfully completed, the common stock associated with incentive units issued to executive officers and other employees would remain illiquid at least until the expiration of the 180-day lockup period following the IPO.

•

In the second half of 2020 as well as in 2021 to date, several companies, including in the healthcare sector, have executed IPOs, which have performed better than expected and have given investors renewed confidence in the new issue market.

•

The Indicative Price Range also took into account performance and valuations of peer healthcare companies based on estimates of 2020 performance and thereafter that the lead underwriters expect may be potentially viewed as comparable to the Company, as well as the recent performance of successful initial public offerings of companies outside of the Company’s line of business.

•

Given the proximity to the anticipated completion of the IPO, the Indicative Price Range assumes a successful offering. A successful offering would provide the Company with: (i) proceeds that substantially strengthen the Company’s balance sheet as a result of increased cash; (ii) improved access and a lower expected cost of capital through public company debt and equity markets; (iii) a “currency” to enable the Company to make strategic acquisitions and compensate employees as the Board may deem appropriate, which are reflected in the valuation reflected in the Indicative Price Range; and (iv) a strengthened brand recognition in the marketplace.

•

The Indicative Price Range reflects the fact that investors may be willing to purchase shares in the IPO at a per share price that takes into account other factors that were not expressly considered in the Company’s prior valuations as a private company, and are not objectively determinable and that valuation models are not able to quantify with any level of certainty.

The Company respectfully submits that the deemed fair value of the Company used as the basis for determining the fair value of the incentive units in connection with its grants of equity awards are reasonable and appropriate for the reasons described herein and in the Registration Statement. In addition, the Company will continue to update its disclosure for equity-related transactions through the effective date of the Registration Statement.

FOIA Confidential Treatment Request

Pursuant to Rule 83 by Signify Health, Inc.

Mr. Jason L. Drory Division of Corporation Finance U.S. Securities and Exchange Commission	SGFY- 9	January 27, 2021

The Company respectfully requests that the Staff destroy this letter pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review.

*        *        *

Please do not hesitate to contact me at (212) 450-4526, (212) 701-5526 (fax) or shane.tintle@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Shane Tintle

Shane Tintle

cc:	Kyle Armbrester, Chief Executive Officer
Steven Senneff, Chief Financial and Administrative Officer
Adam McAnaney, General Counsel and Secretary
Signify Health, Inc.

Joseph H. Kaufman, Esq.
Ryan R. Bekkerus, Esq.
Simpson Thacher & Bartlett LLP

FOIA Confidential Treatment Request

Pursuant to Rule 83 by Signify Health, Inc.

Exhibit A

[***]

SGFY-10